P9600000 1360

Florida Department of State
Division of Corporations
Public Access System
Katherine Harris, Secretary of State

Electronic Filing Cover Sheet

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To:
      Division of Corporations
      Fax Number       : (850)205-0380

From:
      Account Name     : BROAD AND CASSEL - MIAMI
      Account Number   : I19990000191
      Phone            : (305)373-9400
      Fax Number       : (305)373-9443
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FILED
01 AUG 30 PM 4:22
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

RECEIVED
01 AUG 30 PM 1:21
DIVISION OF CORPORATIONS

BASIC AMENDMENT

POWERCERV CORPORATION

Certificate of Status	0
Certified Copy	1
Page Count	08
Estimated Charge	$43.75

AMEND
KRG
8-30

FILED
01 AUG 30 PM 4:22
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

ARTICLES OF AMENDMENT
TO ARTICLES OF INCORPORATION
OF
POWERCERV CORPORATION
FOR
DESIGNATION OF PREFERENCES, RIGHTS AND LIMITATIONS OF SERIES C CONVERTIBLE PREFERRED STOCK

Pursuant to the provisions of Sections 607.0602 and 607.1006 of the Florida Business Corporation Act, PowerCerv Corporation (the "Company"), a corporation organized and existing under the Florida Business Corporation Act (the "Act"), hereby adopts the following Articles of Amendment to its Articles of Incorporation.

FIRST: Designation of Series C Convertible Preferred Stock

Of the 5,000,000 shares of preferred stock, par value $.001 per share (the "Preferred Stock"), 2,500,000 of such shares are hereby designated as the Series C Convertible Preferred Stock (the "Series C Preferred Stock"). Shares of Series C Preferred Stock are sometimes referred to herein as "Series C Preferred Shares."

The powers, designations, preferences, and relative, participating, optional or other special rights of the Series C Preferred Stock authorized hereunder and the qualifications, limitations and restrictions of such preferences and rights are as follows:

1. **Dividends.**

(a) The holders of the Series C Preferred Stock shall be entitled to receive such dividends as may be declared by the Board of Directors on the outstanding shares of the Company's common stock, par value $.001 per share (the "Common Stock") out of any assets legally available therefor. Such dividends shall be noncumulative and payable only when, as, and if dividends are declared by the Board of Directors on the Common Stock. Any such dividends on the Series C Preferred Stock shall be paid in an amount per share equal to the dividends each Series C Preferred Share would be entitled to receive if such share had been converted into Common Stock as of the record date fixed for the determination of the holders of the Common Stock entitled to receive the distribution.

(b) In the event the Company shall declare a distribution on the Common Stock (other than any distributions described in Sections 3 or 6) payable in securities of other persons, in assets (excluding cash dividends), or in options or rights to purchase any such securities, then, in each such case the holders of the Series C Preferred Stock shall be entitled to a proportionate share of any such distribution as though the shares of Series C Preferred Stock had been converted into Common Stock as of the record date fixed for the determination of the holders of the Common Stock entitled to receive such distributions.

2.   **Conversion.**

(a)   Subject to and upon compliance with the provisions of this Section 2, each holder of the Series C Preferred Shares shall have the right, at his or her option, at any time commencing on the date the holders of the Company's Common Stock approve the offering of the Series C Preferred Stock, to convert the Series C Preferred Shares into a number of fully paid and nonassessable shares of Common Stock (calculated as to each conversion to the nearest 1/10th of a share) equal to the number of shares of the Series C Preferred Stock to be converted; provided, however, that if the Company shall have called the Series C Preferred Stock for redemption, such right to convert shall terminate on the close of business on the third business day preceding the Redemption Date (as defined below); and provided further, that if approval by the holders of the Common Stock of the offering of Series C Preferred Stock is determined to be unnecessary for purposes of maintaining any listing of the Common Stock on the Nasdaq SmallCap Market or any other market or exchange, then the Series C Preferred Stock shall be immediately convertible upon the making of such determination by the Company's Board of Directors. In addition, all Series C Preferred Shares then outstanding shall automatically be converted into shares of Common Stock upon the vote or written consent or agreement of holders of at least two-thirds of the then-outstanding Series C Preferred Shares.

(b)   In order to exercise this conversion right, the holder of any Series C Preferred Shares to be converted shall surrender and deliver to the Company or to the Company's transfer agent the certificate(s) representing such shares, together with the Notice of Election to Convert on the reverse side of said certificate(s), or otherwise in such form as the Company may reasonably require, duly completed and signed by the holder. Unless the shares issuable upon conversion are to be issued in the same name as the registered holder the shares of the Series C Preferred Shares, each share surrendered for conversion shall be accompanied by instruments of transfer, in form satisfactory to the Company, duly executed by the holder or his or her duly authorized attorney and by funds in an amount sufficient to pay any transfer or similar tax. Upon the proper delivery of such documents, the conversion to be effected thereby shall be effective as of the date of such delivery.

(c)   Promptly after the effective date of a holder's conversion of Series C Preferred Shares in accordance with this Section 2, the Company shall issue and deliver to such holder a certificate or certificates for the number of full shares of Common Stock issuable to the holder in accordance with the provisions of this Section 2. No fractional shares or securities representing fractional shares of Common Stock shall be issued upon conversion of the Series C Preferred Stock. Any fractional shares of Common Stock resulting from a conversion, if any, shall be paid in cash at the Fair Market Value (as defined herein) as of the conversion date. The "Fair Market Value" of the Common Stock at any date shall be the average of the last reported sale prices per share for the 10 consecutive trading days preceding the date of such computation. The last reported sale price for each day shall be (1) the last reported sale price of the Common Stock on the Nasdaq National Market or SmallCap Market, as the case may be, or any similar system of automated dissemination of quotations of securities prices then in common use, if so quoted, or (2) if not quoted as described in clause (1), the mean between the high bid and low asked quotations for the Common Stock as reported on the OTC Bulletin Board or by the

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National Quotation Bureau Incorporated if at least two securities dealers have inserted both bid and asked quotations for the Common Stock on at least five of the 10 preceding days, or (3) if the Common Stock is listed or admitted for trading on any national securities exchange, the last sale price, or the closing bid price if no sale occurred, of the Common Stock on the principal securities exchange on which the Common Stock is listed. If the Common Stock is quoted on a national securities or central market system, in lieu of a market or quotation system described above, the last reported sale price shall be determined in the manner set forth in clause (2) of the preceding sentence if bid and asked quotations are reported but actual transactions are not, and in the manner set forth in clause (3) of the preceding sentence if actual transactions are reported. If none of the conditions set forth above is met, the Fair Market Value shall be as determined by the Company's Board of Directors in its sole discretion.

(d)   All shares of Common Stock delivered upon conversion of the Series C Preferred Stock shall be duly and validly issued and fully paid and nonassessable. Upon the effective date of a holder's conversion of Series C Preferred Shares, such converted Series C Preferred Shares shall no longer be deemed to be outstanding and all rights of the holder with respect to such shares shall immediately terminate except for the right to receive the shares of Common Stock issuable upon such conversion.

(e)   The number of shares of Common Stock into which each Series C Preferred Share shall be convertible shall be subject to adjustment from time to time as follows:

(i)   In the case the Company shall at any time: (1) subdivide the outstanding shares of Common Stock into a larger number of shares; (2) combine the outstanding shares of Common Stock into a smaller number of shares; (3) declare a dividend on the outstanding shares of Common Stock payable in shares of Common Stock; or (4) issue by reclassification of its Common Stock any shares of its capital stock, the number of shares into which each Series C Preferred Share is convertible immediately after the record date for such dividend or the effective date of such subdivision, combination or reclassification shall be adjusted so that it shall equal the number of shares determined by multiplying the current number of shares issuable upon conversion of each Series C Preferred Share by a fraction, of which the numerator shall be the number of shares of Common Stock outstanding immediately after such dividend, subdivision, combination or reclassification, and of which the denominator shall be the number of shares of Common Stock outstanding immediately before such dividend, subdivision, combination or reclassification. Such adjustment shall be made successively whenever any event specified above shall occur.

(ii)   In case the Company after the date hereof: (1) shall consolidate with or merge into any other person and shall not be the continuing or surviving corporation of such consolidation or merger, or (2) shall permit any other person to consolidate with or merge into the Company and the Company shall be the continuing or surviving person but, in connection with such consolidation or merger, the Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property, or (3) shall transfer all or substantially all of its properties or assets to any other person, or (4) shall effect a reclassification of the Common Stock (other than a capital or reclassification resulting in the issue of additional shares of Common Stock for which adjustment in the number of shares is provided

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in subsection (i) above), then, and in the case of such transaction, proper provision shall be made so that the holders of the Series C Preferred Stock, upon the conversion thereof immediately after the consummation of such transaction (to the extent the Series C Preferred Stock is then convertible), shall be entitled to receive in lieu of the Common Stock, the highest amount of securities, cash or other property to which such holders would actually have been entitled as holders of Common Stock upon such consummation if such holders had exercised the rights represented herein immediately prior thereto, subject to adjustments (subsequent to such consummation) as nearly equivalent as possible to the adjustments provided for in this Section.

(iii)   In the event that the Company at any time or from time to time after the issuance date of the Series C Preferred Stock makes, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Company other than shares of Common Stock, then in each such event provision shall be made so that the holders of Series C Preferred Stock shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable thereupon, the amount of securities of the Company that they would have received had their Series C Preferred Shares been converted into Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the date of conversion, retained such securities receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section 2 with respect to the rights of the holders of the Series C Preferred Stock.

(iv)   The Company covenants that it will at all times reserve and keep available of its authorized but unissued shares of Common Stock, for the purpose of effecting conversions of the Series C Preferred Stock, the full number of shares of Common Stock deliverable upon the conversion of all Series C Preferred Shares then outstanding. For purposes of this Section, the number of shares of Common Stock that shall be deemed deliverable upon the conversion of all Series C Preferred Shares then outstanding shall be computed as if at the time of computation all the outstanding shares were held by a single holder.

(f)   The Company will pay any and all documentary stamp or similar issue or transfer taxes payable on the issue or delivery of shares of Common Stock or other securities upon conversion of the Series C Preferred Stock; provided, however, that the Company shall not be required to pay any tax or fee that may be payable for any transfer involved in the issue or delivery of shares of Common Stock or other securities in a name other than that of the holder of the Series C Preferred Stock to be converted, and no such issue or delivery shall be made until the person requesting the issue or delivery has paid to the Company the amount of any such tax or fee or has established, to the satisfaction of the Company, that the tax or fee has been paid.

(g)   The holders of Series C Preferred Shares at the close of business on a record date shall be entitled to receive any dividend or other distribution declared payable on those shares on the applicable payment date, notwithstanding the conversion of the shares after the record date.

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(h)   The Company shall list the shares of Common Stock required to be delivered upon conversion of the Series C Preferred Shares for trading on such national securities exchange or automated quotation system as the Common Stock is listed at the time of conversion.

3.   **Redemption**.

(a)   The shares of Series C Preferred Stock shall be redeemable by the Company, in whole or in part, at any time and from time to time, from and after (i) August 31, 2006 or (ii) the date on which there shall have occurred a Change of Control (as defined herein) of the Company.   The shares of Series C Preferred Stock shall be redeemable at a price (the "Redemption Price") equal to $1.00 per share plus all declared but unpaid dividends on such shares to be redeemed.

(b)   For purposes of this Section, a "Change of Control" shall mean the acquisition by any person or group (as that term is defined in the Securities Exchange Act of 1934 and the rules promulgated pursuant to that act) in a single transaction or a series of transactions of 30% or more in voting power of the outstanding stock of the Company and a change of the composition of the Board of Directors so that, within two years after the acquisition occurred, a majority of the members of the Board of Directors of the Company, or of any corporation with which the Company may be consolidated or merged, are persons who were not directors or officers of the Company immediately prior to the acquisition, or to the first of a series of transactions that resulted in the acquisition of 30% or more in voting power of the outstanding stock of the Company.

(c)   In the event that fewer than all the outstanding shares of the Series C Preferred Stock are to be redeemed as permitted by this Section 3, the number of shares to be redeemed shall be determined by the Board of Directors and the shares to be redeemed shall be determined by lot or pro rata as may be determined by the Board of Directors or by such other method as may be approved by the Board of Directors that is required to conform to any rule or regulation of any stock exchange or automated quotation system upon which the Series C Preferred Shares may at the time be traded or listed.

(d)   Notice of redemption of the Series C Preferred Stock, specifying a redemption date (the "Redemption Date") and place of redemption, shall be given by certified mail to each holder of record of the shares to be redeemed, at his or her address of record, not less than 30 calendar days prior to the Redemption Date. Each such notice shall also specify the Redemption Price applicable to the shares to be redeemed. If less than all the shares owned by such holder are then to be redeemed, the notice shall also specify the number of shares thereof that are to be redeemed and the fact that a new certificate or certificates representing any unredeemed shares shall be issued without cost to such holder.

(e)   Upon notice of redemption of shares of the Series C Preferred Stock having been given as provided above, then unless the Company shall have defaulted in providing for the payment of the Redemption Price, all rights of the holders thereof (except the right to

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receive the Redemption Price, all declared and unpaid dividends immediately preceding the Redemption Date, and as applicable, any premium as specified in this Section) shall cease with respect to such shares and such shares shall not, after the Redemption Date, be deemed to be outstanding and shall not have the status of Series C Preferred Stock.

(f)   If notice of redemption shall have been given pursuant to this Section 3 and any holder of the Series C Preferred Stock shall, prior to the close of business on the date three business days preceding the Redemption Date, give written notice to the Company pursuant to Section 2 hereof of the conversion of any or all of the shares held by the holder (accompanied by a certificate or certificates for such shares, duly endorsed or assigned to the Company), then the redemption shall not become effective as to such shares and the conversion shall become effective as provided in Section 2 hereof.

(g)   Shares of the Series C Preferred Stock are not subject or entitled to the benefit of a sinking fund.

4.   **Preemptive Rights**. Shares of the Series C Preferred Stock are not entitled to any preemptive rights to acquire any unissued shares of any capital stock of the Company, now or hereafter authorized, or any other securities of the Company, whether or not convertible into shares of capital stock of the Company or carrying a right to subscribe to or acquire any such shares of capital stock.

5.   **Voting**.

(a)   The holders of shares of the Series C Preferred Stock will be entitled to one vote for each whole share of Common Stock into which such Series C Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any shareholders' meeting in accordance with the bylaws of this Company, and shall be entitled to vote, together with holders of Common Stock as a single class, with respect to any question upon which holders of Common Stock have the right to vote, except as set forth in Section 5(b) and as may otherwise be required by law.

(b)   The holders of the Series C Preferred Stock shall be entitled to elect, voting as a separate class, one member of the Board of Directors at each meeting or pursuant to each consent of the Company's shareholders held or executed for the purpose of electing directors. In the case of a vacancy in the office of the director elected by the holders of the Series C Preferred Stock, a new director shall be elected by the affirmative vote of the outstanding shares of the Series C Preferred Stock at the next meeting of shareholders or pursuant to the next consent of the Company's shareholders held or executed for the purpose of electing directors.

6. **Liquidation, Dissolution or Winding Up.**

(a)   Upon the voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the shares of the Series C Preferred Stock shall be entitled to receive out of the assets of the Company available for distribution to shareholders under applicable law, before and in priority to any payment or distribution of assets by any means whatsoever that is made on the Common Stock or on any other class or series of capital stock of the Company ranking junior to the Series C Preferred Stock upon liquidation, dissolution or winding up, the amount of $1.00 per Series C Preferred Share, in the event of an involuntary or voluntary liquidation (the "Liquidation Preference"). The sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all the property and assets of the Company shall not be deemed a dissolution, liquidation or winding up of the Company for the purposes of this Section 6, nor shall the merger or consolidation of the Company into or with any other corporation or association or the merger or consolidation of any other corporation or association into or with the Company, be deemed to be a dissolution, liquidation or winding up of the Company for the purposes of this Section 6.

(b)   After the payment in full in cash of the Liquidation Preference plus accrued but unpaid dividends to the holders of the Series C Preferred Shares, as provided in the foregoing paragraph (a), the holders of the Series C Preferred Shares shall have no further right or claim to any of the remaining assets of the Company, except as otherwise provided herein or as otherwise required by law.

(c)   In the event the assets of the Company available for distribution to the holders of the Series C Preferred Shares upon any voluntary or involuntary liquidation, dissolution or winding up of the Company shall be insufficient to pay in full all amounts to which such holders are entitled pursuant to Section 6(a) above, no distribution shall be made on account of any shares of any other series of Preferred Stock or any other class of capital stock of the Company ranking on a parity with the Series C Preferred Stock upon such liquidation, dissolution or winding up unless proportionate amounts shall be paid on account of the Series C Preferred Stock, ratably, in proportion to the full amounts to which holders of all such shares that are on a parity with the Series C Preferred Stock are respectively entitled upon such dissolution, liquidation or winding up.

7.   **Rank.** The Series C Preferred Stock shall rank senior as to payment of dividends and rights upon voluntary or involuntary liquidation, dissolution or winding up of the Company as to all classes and series of capital stock of the Company outstanding as of the date of filing of these Articles of Amendment.

8.   **Status of Converted or Redeemed Shares.** Any shares of Series C Preferred Stock that shall at any time have been converted or redeemed or otherwise reacquired by the Company shall, after such conversion, redemption or reacquisition, have the status of authorized but unissued shares of Preferred Stock, without designation as to series until such shares are once more designated as part of a particular series of Preferred Stock by the Board of Directors.

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9. **Reports and Notices.** So long as any shares of the Series C Preferred Stock shall be outstanding, the Company shall provide to the holder or holders of such shares copies of all annual, quarterly and other reports of the Company and copies of all shareholder notices of the Company promptly after filing with the Securities and Exchange Commission.

10. **Waiver by Series C Preferred Shareholders.** Except as expressly provided for herein or as otherwise required by law, any rights or benefits for the Series C Preferred Shares and the holders thereof provided herein may be waived as to all outstanding Series C Preferred Shares and the holders thereof by the consent of the holders of a majority of the then-outstanding Series C Preferred Shares.

11. **Holder.** The term "holder" as used in this Designation of Preferences, Rights and Limitations of Series C Convertible Preferred Stock means a record holder of any shares of Series C Preferred Stock.

SECOND: Adoption of Amendments to Articles of Incorporation

These Articles of Amendment to Articles of Incorporation and the amendments to the Company's Articles of Incorporation set forth herein were adopted and approved by the Company's Board of Directors, pursuant to Section 607.0602 of the Act. No shareholder action is required.

IN WITNESS WHEREOF, the Articles of Amendment to Articles of Incorporation have been executed by the undersigned duly authorized officer of the Company as of the 30th day of August, 2001.

POWERCERV CORPORATION, a Florida corporation

By: _____

Name: MARC J. FRATELLO

Title: CEO

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